

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

October 29, 2009

Mr. Frank J. Drohan, CEO
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

>   **Re: Omagine, Inc.**
>   **Schedule Pre14A Proxy Statement**
>   **File No. 0-17264**
>   **Filed on September 30, 2009**

Dear Mr. Drohan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

General

1. We note the reference on page 33 to the Development Agreement with the Government of Oman. Please advise us of the extent to which the proposals relate to the Oman project and the Standby Equity Distribution Agreement (SEDA) with YA Global Investments. If the proposals are meant to facilitate the project or financing from the SEDA, or otherwise relate to either, it is unclear why the proxy statement does not include updated disclosure about the status of the project and related arrangements. Please revise or advise.

2. With respect to the Oman project and related arrangements, please advise us regarding any material agreements to be filed. We note, for example, that the agreement with Michael Baker Corp. appears to be a material agreement. In addition, we note that certain Investor Agreements, also referenced in your Form 10-Q for the quarter ended June 30, 2009 and other Exchange Act filings, appear to have been revised orally at least with respect to their termination dates.

3. We note the statement in your Form 10-Q for the quarter ended June 30, 2009 that "[i]n May and June of 2009, the Company issued 542,792 shares of Common Stock for proceeds of $65,000 under the Standby Equity Distribution Agreement with YA Global Investments, LP." It is unclear why there is no disclosure in the Form 10-Q regarding sales of unregistered securities. Please advise.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez at (202) 551-3790, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
        FAX: (212) 930-9725